Exhibit 99.1

News Release
B2Gold Reports 2014 Third Quarter Operational and Financial Results.
Otjikoto Mine Construction Remains on Budget and Schedule.
Masbate Mine Achieves Record Monthly Gold Production in October 2014.

Vancouver, November 14, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) reports results from its operations for the three and nine months ended September 30, 2014. All dollar figures are in United States dollars unless otherwise indicated. Highlights from the third quarter and first nine months of 2014 include:

2014 Third Quarter Highlights

•	Gold production of 90,192 ounces at a cash operating cost of $732 per ounce
•	Gold revenue of $114.9 million on sales of 91,282 ounces at an average price of $1,259 per ounce
•	Cash flow from operating activities before changes in non-cash working capital of $27 million ($0.04 per share)
•	Strong cash position of $179 million at quarter end
•	Masbate Mine expected to complete the year with a strong fourth quarter; achieves record monthly gold production of 20,423 ounces in October 2014
•	Mine construction at Otjikoto remains on budget and schedule with first gold pour scheduled for mid-December 2014
•	Acquisition of Papillon Resources Limited completed on October 3, 2014

2014 First Nine Months Highlights

•	Gold production of 272,199 ounces, an increase of 4% over the same period in 2013
•	Gold revenue of $364.2 million on sales of 283,607 ounces at an average price of $1,284 per ounce
•	Consolidated cash operating costs of $694 per ounce of gold produced, in-line with year-to-date budget and tracking within the Company’s full-year 2014 guidance range
•	Cash flow from operating activities before changes in non-cash working capital of $100.2 million ($0.15 per share)

2014 Third Quarter and First Nine Months Operational Results

As previously reported (see News Release dated October 28, 2014), consolidated gold production in the third quarter of 2014 was 90,192 ounces, approximately 14% below budget and 9% less than in the same quarter last year. As discussed in the “Operations” section below, consolidated gold production was temporarily affected by recent SAG mill implementation issues at the Masbate Mine as well as continued installation delays for a dewatering system at the Limon Mine and mining in a lower grade area. However, Masbate’s new SAG mill is now running consistently and the Masbate Mine is expected to complete the year with a strong fourth quarter. In October 2014, the Masbate Mine achieved record monthly gold production of 20,423 ounces, 4,029 ounces ahead of budget. The installation of Limon’s dewatering system was completed in early November, allowing access to higher grade ore. The Limon Mine, where lower grades have been temporarily processed, is expected to resume normal operations/gold production levels in December.

In the first nine months of 2014, consolidated gold production totaled 272,199 ounces, 26,774 ounces below budget but 11,463 ounces higher than in the same period last year.

As a result of lower production, consolidated cash operating costs per ounce were higher in the third quarter of 2014 at $732 per ounce, compared to budget of $689 per ounce and $653 per ounce in the third quarter of 2013. Consolidated cash operating costs per ounce are expected to decrease in the fourth quarter, as gold production increases. Year-to-date, consolidated cash operating costs were in-line with budget and tracking within the Company’s full-year 2014 guidance range. Year-to-date, consolidated cash operating costs were $694 per ounce, and were $5 per ounce lower than in the same period last year.

Consolidated all-in-sustaining costs for the three and nine months ended September 30, 2014 were $1,117 and $1,176 per ounce, respectively. The Company expects all-in-sustaining costs to be near the high end of its guidance range of $1,025 to $1,125 per ounce for the full-year of 2014. Consolidated all-in-sustaining costs per ounce are expected to be lower in 2015 as the low-cost Otjikoto Mine begins production.

The Company is projecting another record year for gold production in 2014. However, due to lower than anticipated production in the third quarter, the Company now expects its full-year 2014 consolidated production guidance to be marginally lower than previously guided, with production now expected to be between 380,000 to 385,000 ounces of gold in 2014 (the Company's previous guidance for 2014 had been 395,000 to 420,000 ounces of gold). Consolidated cash operating costs for the full-year 2014 are estimated to remain on track and be within the Company’s original guidance range of $667 to $695 per ounce of gold.

The Company’s production forecast for 2014 does not include any estimated gold production from its Otjikoto development project in Namibia as any revenue earned from the sale of pre-commercial production will be credited to mineral property development costs prior to commercial production. With the first full-year of gold production from the Otjikoto gold project in Namibia scheduled for 2015, the Company is projecting 2015 gold production of approximately 500,000 to 540,000 ounces, based on current assumptions.

Otjikoto is expected to celebrate its first gold pour in December 2014 and ramp up to full production capacity in the first quarter of 2015. For 2015, the Otjikoto Mine is expected to produce between 140,000 to 150,000 ounces of gold at a cash operating cost in the $500 to $525 per ounce range. Once the planned mill expansion is completed in the third quarter of 2015, the Company expects that annual gold production from the main Otjikoto pit will increase significantly to approximately 200,000 ounces in 2016 and 170,000 ounces in 2017. Otjikoto’s gold production will also be enhanced by the development of its Wolfshag zone, adjacent to the main Otjikoto pit. The Company expects to complete an updated indicated resource study in the first quarter of 2015 along with an updated mine plan by the end of 2015 which will evaluate open pit and underground mining at Wolfshag.

With the addition of Otjikoto (and its robust economics) to the Company’s strong portfolio of mines, the Company’s projected cash flows from operations is expected to increase significantly in 2015, based on current gold prices.

2014 Third Quarter and First Nine Months Financial Results

For the third quarter of 2014, the Company reported a (GAAP) loss of $274.1 million (negative $0.39 per share) compared to (GAAP) net income of $7.9 million ($0.01 per share) in the equivalent period of 2013. The reported loss in the quarter was mainly due to the recognition of non-cash impairment charges of $298.4 million, consisting of a $202.1 million non-cash impairment charge for goodwill and a $96.3 million non-cash impairment charge relating to the Company’s investment in its Gramalote joint venture, as described below.

At the end of the third quarter of 2014, the sustained decline in the long-term gold price was deemed to be an indicator of possible impairment. Consistent with International Financial Reporting Standards, upon the identification of an indicator of impairment, the Company performed an impairment assessment using updated assumptions and estimates. The Company performed impairment tests on its following cash-generating units: Masbate Mine, including related goodwill and undeveloped mineral interests, Limon Mine, Libertad Mine and Otjikoto Mine. The Company’s investment in its Gramalote joint venture was also assessed for impairment.

It was concluded that the Masbate goodwill was fully impaired, resulting in a non-cash impairment charge of $202.1 million. The Company’s analysis also concluded that the investment in its Gramalote joint venture was partially impaired, resulting in a non-cash impairment charge of $96.3 million. The impairment charges were largely the result of using a lower estimated long-term gold price assumption of $1,300 per ounce.

For the third quarter of 2014, the Company reported an adjusted loss of $4.2 million (negative $0.01 per share) compared to adjusted net income of $12.1 million ($0.02 per share) in the same period of 2013. The adjusted loss in the third quarter of 2014 primarily excluded non-cash impairment charges of $298.4 million and a non-cash mark-to-market gain of $31.5 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes. The decrease in adjusted earnings was mainly due to lower gold revenues (as a result of lower realized gold prices and ounces sold) and higher depreciation and depletion charges.

Year-to-date, the Company generated a (GAAP) loss of $309.6 million (negative $0.45 per share) compared to (GAAP) net income of $41.1 million ($0.07 per share) in the comparable period of 2013. Year-to-date, adjusted net income was $15.1 million ($0.02 per share) compared to $58.4 million ($0.09 per share) in the same period of 2013. The most significant adjustments made to adjusted net income in the 2014 period were the exclusion of non-cash impairment charges of $298.4 million, non-cash share-based compensation expense of $13.4 million and a non-cash mark-to-market gain of $11.2 million relating to the change in fair value of the convertible notes. The 2013 adjusted earnings figure included a reversal of $32.9 million of costs related to the acquisition of the Masbate Mine’s bullion inventory, amortization of deferred revenue of $28.2 million, as well as the $44.5 million gain realized from the sale of the Company’s Brucejack royalty.

Gold revenue for the third quarter of 2014 was $114.9 million on sales of 91,282 ounces at an average realized price of $1,259 per ounce compared to $128.7 million (which included a non-cash amount of $9.4 million related to amortization of deferred revenue) on sales of 93,429 ounces at an average realized price of $1,378 per ounce in the third quarter of 2013. Gold revenue declined mainly due to a 9% decrease in the average realized gold price and timing of gold shipments.

Year-to-date, gold revenue was $364.2 million on sales of 283,607 ounces at an average realized price of $1,284 per ounce compared to $406.2 million (which included a non-cash amount of $28.2 million related to amortization of deferred revenue) on sales of 274,710 ounces at an average realized price of $1,479 per ounce in the same period last year. Gold revenue in the first nine months of 2013 also included the sale of 20,811 ounces relating to the Masbate Mine’s gold bullion inventory acquired on January 16, 2013.

Cash flow from operating activities before changes in non-cash working capital was $27 million ($0.04 per share) in the third quarter of 2014 compared to $33.1 million ($0.05 per share) in the third quarter of 2013. Cash flow from operations in the current quarter decreased from the comparable period in 2013, mainly as the result of lower gold revenues. Year-to-date, cash flow from operating activities before changes in the non-cash working capital was $100.2 million compared to $114.5 million in comparable period of 2013.

General and administrative costs (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Managua and Santo Domingo offices in Nicaragua, the Makati office in the Philippines, the Volta office in Toronto, and the Company’s Australian and other offshore subsidiaries. For the third quarter of 2014, G&A was $7.6 million compared to $6.7 million in the year ago period. Year-to-date, G&A increased by $4.1 million compared to the same period in 2013, approximately of which $1 million related to the Santo Domingo (Jabali operations) and Volta offices, $0.8 million to salary costs for new hires in 2014, $0.8 million to additional bonuses, and the remainder related mainly to increased corporate growth and development activities.

Liquidity and Capital Resources

At September 30, 2014, the Company remained in a strong financial position with cash and cash equivalents of $179 million and working capital of $215.6 million. In the first nine months of 2014, resource property expenditures totaled $245.6 million which included Otjikoto Mine construction and related mobile equipment expenditures of $140 million. The Company expects that it will be able to complete the Otjikoto Mine construction along with its other planned 2014 capital and exploration expenditures, by using its strong mine operating cash flows, existing cash position and its available credit facilities. In 2015, the Company’s cash from operations is expected to increase significantly due to gold production from the Otjikoto Mine.

At September 30, 2014, the Company had available a $200 million Senior Credit Facility of which $125 million had been utilized, leaving $75 million available for further borrowings. On February 19, 2014, the Company entered into an amending agreement pursuant to which the facility amount of the Senior Credit Facility was increased by $50 million to a total amount of $200 million, subject to updating security documents to reflect the increased amount of the facility. The Company also has a $40.9 million Otjikoto equipment loan facility available (based on current foreign exchange rates), of which $30.5 million had been drawn down by September 30, 2014.

Operations

Masbate Gold Mine - Philippines

As previously reported (and described below), gold production at the Masbate Mine was temporarily affected in the quarter by SAG mill commissioning/maintenance issues. As a result, the Masbate Mine produced 43,746 ounces of gold in the quarter, 7,514 ounces below budget and 3,897 ounces less than in the same quarter in 2013. However, Masbate’s new SAG mill is now running consistently and the Masbate Mine is expected to complete the year with a strong fourth quarter. In October 2014, the Masbate Mine achieved record monthly gold production of 20,423 ounces, 4,029 ounces ahead of budget.

As planned, Masbate’s previous SAG mill was shut down and replaced with a new SAG mill in the second quarter of 2014. Initially, the new SAG mill performed well, but later, as the operators increased SAG mill loading, increased temperatures were observed at the SAG mill discharge bearing. Delays during maintenance affected throughput in the quarter (1,578,000 tonnes compared to budget of 1,751,000 tonnes) and reduced loading affected gold recoveries (76.7% versus 81.4% budget), attributable to a coarser grind size. By the end of the third quarter, the new SAG mill was achieving designed throughput and running consistently. The new SAG mill is still operating at reduced power consumption, but with good throughput because of the soft oxide material currently being processed. Masbate’s management is finalizing the long-term remediation plan with the mill consultant whose final report is pending. Those solutions are expected to be implemented in January 2015.

In the fourth quarter of 2014, higher grade oxide material from the Colorado Pit is being processed, with mill feed expected to be 70% oxide and gold grades expected to average 1.3 g/t. An additional excavator has been moved to the Colorado Pit, now that the new SAG mill is running consistently.

Year-to-date, gold production was 123,223 ounces compared to budget of 142,973 ounces, and to production of 129,520 ounces for the first nine months of 2013 (including 7,087 non-attributable ounces for the pre-acquisition period from January 1, 2013 to January 15, 2013).

Masbate’s cash operating costs in the third quarter of 2014 were $793 per ounce, $9 per ounce lower than budget and $58 per ounce higher than in the prior-year quarter. Cash operating costs per ounce were lower than budget mainly due to lower processing costs (due to lower throughput), lower strip ratios and less volume mined, as well as a lower stockpile inventory adjustment (associated with processing less stockpiled ore than planned). Cash operating costs were higher compared to the third quarter of 2013, mainly due to lower production. Year-to-date, Masbate’s cash operating costs were $784 per ounce, compared to budget of $790 per ounce and $791 per ounce in the same period last year.

Capital expenditures in the third quarter of 2014 totaled $6.6 million which consisted mainly of the SAG mill change out ($2.7 million installation and upgrades), construction of a water treatment plant ($1.9 million) and additions to mining equipment ($1.9 million including capital overhauls). Year-to-date capital expenditures totaled $32.5 million which consisted mainly of the SAG mill change out ($7.8 million including purchase, installation and upgrades), expansion of the tailings dam ($4.7 million), construction of a water treatment plant ($6.1 million) and additions to mining equipment ($9.1 million including capital overhauls).

Although the Company anticipates that Masbate will continue to have a strong fourth quarter, the Company now expects Masbate’s full-year 2014 production to be approximately 180,000 ounces of gold (the Company’s previous guidance for 2014 had been 190,000 to 200,000 ounces of gold).

Transition from contract mining to self-mining is currently proceeding smoothly at Masbate with mining equipment and employees now having been transferred to the Company. Maintenance functions will be transferred at year-end.

Last year, the Company began a large metallurgical sampling and analysis program (including additional metallurgical drilling) in order to assess the potential for a mill expansion at the Masbate Mine and to assist in mine planning. Conclusions are expected later in the fourth quarter of 2014, including an update of Masbate’s mineral reserves and related mine plan. Management also continues to review and revise grade control procedures and mine practices to enhance performance.

La Libertad Gold Mine - Nicaragua

La Libertad Mine continues to perform well, producing 36,624 ounces of gold in the third quarter of 2014 at a cash operating cost of $560 per ounce. This was comparable to budget of 37,029 ounces at a cash operating cost of $543 per ounce, and to 37,311 ounces produced in the third quarter of 2013 at a cash operating cost of $545 per ounce. Gold grades were slightly higher than expected (2.20 g/t processed versus 2.19 g/t budget) in the quarter which partially offset slightly lower throughput (547,876 tonnes versus 560,520 tonnes budget) due to minor plant maintenance in September. Gold recoveries remained high at 94.4%.

Year-to-date, La Libertad’s gold production was 112,901 ounces, exceeding budget by 4,051 ounces, and approximately 18% higher than in the same period in 2013. Cash operating costs were $551 per ounce, $18 per ounce less than budget and $42 per ounce less than in the first nine months of 2013. The main reasons for the higher year-to-date gold production and lower per ounce cash operating costs compared to the year-ago period were better grade performance from pit sources and higher mill throughput.

Total capital expenditures in the third quarter of 2014 were $5.6 million, with the main capital items consisting of $3 million for deferred stripping costs at the Mojon and Jabali open pits and $0.6 million for Jabali feasibility and development. Total capital expenditures during the nine months ended September 30, 2014 totaled $23.9 million of which $11 million related to deferred stripping, $6 million to the La Esperanza tailings dam construction and $3 million to equipment purchases. The tailings dam construction has now been completed.

La Libertad Mine is projected to produce approximately 143,000 to 150,000 ounces of gold in 2014 at a cash operating cost of approximately $545 to $565 per ounce.

The permitting process for the next operating pit at La Libertad, the Jabali Antenna Pit, has now commenced.

In Nicaragua, the Company is pleased to announce that it has received two significant awards during the quarter. For the third consecutive year, La Libertad Mine was named “Leader in Occupational Health and Safety”, the top distinction awarded by Nicaraguan’s National Occupational Health and Safety Commission for ensuring safe working conditions. In addition, the Company also won the 2014 National Corporate Social Responsibility (“CSR”) award from the Nicaraguan Union for CSR recognizing the Company’s work at the community level, and especially the successful Dairy Chilling Plant Project implemented in Santo Domingo. The diary facility benefits some 800 people by providing facilities that enable dairy farmers to store and deliver high quality milk to market. The dairy chilling plant began operations in early March. Over the past eight months it has commercialized more than 1.021 million liters of milk.

El Limon Gold Mine - Nicaragua

As previously reported (and described below), gold production at the Limon Mine was temporarily affected in the quarter by continued installation delays for a dewatering system. The installation was successfully completed in early November and dewatering has now commenced at Santa Pancha 1. As a result, the Limon Mine (where lower grades have been temporarily processed in the third and second quarters of 2014) is expected to return to normal operations/gold production levels in December 2014.

The Limon open pit and underground mine produced 9,822 ounces of gold in the 2014 third quarter, 6,829 ounces below budget and 4,216 fewer ounces than in the same quarter last year. Gold production in the quarter was temporarily affected by underground mine development at Santa Pancha 1 advancing more slowly than planned, due to delays in the installation of its dewatering system (designed to remove hot water from the deeper areas of Santa Pancha 1). As a result of these delays, access to higher grade zones at Santa Pancha 1 was affected. Mill feed (which had been budgeted to be 46% high grade material from Santa Pancha 1) was achieved with ore coming mainly from lower grade zones at Santa Pancha 1 and surface sources. Therefore, gold grades processed in the quarter were lower than planned, averaging 2.82 g/t compared to budget of 4.34 g/t. The Limon Mine is expected to resume normal gold production levels in December.

Year-to-date, the Limon Mine produced 36,075 ounces of gold compared to budget of 47,150 ounces and to 42,286 ounces produced in the same period in 2013.

As a result of lower production, Limon’s cash operating costs per ounce were higher at $1,099 per ounce in the third quarter of 2014, compared to budget of $667 per ounce and $658 per ounce in the third quarter of 2013. As the higher grade zones at Santa Pancha 1 become accessible in December and gold production returns to planned levels, Limon’s cash operating costs per ounce are expected to significantly decline and also normalize. Year-to-date, Limon’s cash operating costs were $830 per ounce, compared to budget of $693 per ounce and $669 per ounce in the same period last year.

Capital expenditures in the third quarter of 2014 totaled $3.1 million which consisted mainly of underground development costs for Santa Pancha ($0.8 million), deferred stripping costs ($0.2 million) and equipment purchases ($1.9 million). Year-to-date capital expenditures totaled $13.3 million, consisting mainly of underground development costs for Santa Pancha ($3.3 million), deferred stripping costs ($2.8 million) and equipment purchases including underground production equipment and pumps ($7.1 million).

Due to the installation delays of the dewatering system, the Company now expects Limon’s full-year 2014 production to be approximately 50,000 ounces of gold (the Company’s previous guidance for 2014 had been 62,000 to 70,000 ounces of gold).

Development Projects

Otjikoto Development Project, Namibia

Construction at the Otjikoto Project remains on time and on budget and is estimated to be 95% complete with final completion scheduled for the fourth quarter of 2014. The first gold pour is scheduled for mid-December this year, with the first full-year of production being 2015. Mining activities have progressed as planned and both high and low grade ore are currently being stockpiled in anticipation of final plant completion.

Process plant construction activities are now being finalized and commissioning of the plant has begun and is ongoing. The power plant was commissioned in October and is now operating. The crushing and milling circuit will be commissioned in mid-November and will begin processing material in early December (on schedule). The tailings facility is materially complete and all tailings and return water lines to and from the facility have been completed and tested. All tanks have been filled with water and all production wells are ready for mill start-up. The Company is commencing a transition phase with permanent operational employees being hired and trained to commence operations in December. It is anticipated that the project will employ approximately 530 full-time employees during steady state operations. The Otjikoto Project has an excellent health and safety record with over 2.5 million man hours without a Lost Time Accident as at the end of September.

Surface mine development has also progressed well. Ore mining commenced in June and activities have focused on building the ore stockpiles in preparation for feed to the plant. Project-to-date mining is in line with budget and stands at 12.7 million tonnes of total rock mined.

Pre-production expenditures for the nine months ended September 30, 2014 totaled approximately $140 million (on a cash basis). Total construction and development costs remain in line with the Otjikoto feasibility study released in February 2013, including pre-development costs of $244 million and deferred stripping estimates of $33 million. The Otjikoto feasibility study also assumed that a further $60 million in mobile mining fleet and power plant costs would be lease financed.

Otjikoto is expected to celebrate its first gold pour in December 2014 and ramp up to full production capacity in the first quarter of 2015. For 2015, the Otjikoto Mine is expected to produce between 140,000 to 150,000 ounces of gold at a cash operating cost in the $500 to $525 per ounce range. Once the planned mill expansion is completed in the third quarter of 2015, the Company expects that annual gold production from the main Otjikoto pit will increase significantly to approximately 200,000 ounces in 2016 and 170,000 ounces in 2017. Otjikoto’s gold production will also be enhanced by the development of its Wolfshag zone, adjacent to the main Otjikoto pit. The Company expects to complete an updated indicated resource study in the first quarter of 2015 along with an updated mine plan by the end of 2015 which will evaluate open pit and underground mining at Wolfshag.

The 2014 Otjikoto exploration program is budgeted at $8 million. The exploration drilling program focused primarily on infill drilling on the northern portion of the Wolfshag zone and further testing the extension of the Wolfshag zone to the South. The Company anticipates being in a position to upgrade the mineral resource classification to the indicated category by the end of 2014. The 2014 program also included metallurgical and geotechnical test work for the Wolfshag zone.

Fekola Development Project - Mali

On October 3, 2014, the Company completed the scheme of arrangement by which B2Gold acquired all of the issued ordinary shares of Papillon Resources Limited (“Papillon”). The Company is committed to advancing Papillon’s Fekola Project and expects that a significant portion of its Otjikoto Mine construction team will provide the core construction team for Fekola. Based on current assumptions and subject to completion of financing and mine construction, the Fekola Project has the potential to increase the Company’s annual gold production by approximately 300,000 ounces per year.

Early construction activity is planned to begin at Fekola in the first quarter of 2015. Assessment of construction equipment needs and mobilization planning for personnel is currently underway. Early works that are planned include: construction of a new site access road, construction of an on-site airstrip designed to allow personnel to fly directly in and out of site, commencement of camp construction and commencement of excavations within the mill footprint.

The Company is also assessing and enhancing the feasibility work previously completed by Papillon. This includes: reviewing the optimal grind size and throughput rate, optimal size and configuration of the mills, assessing the mine plan and potential use of mine contractors, reviewing Health, Safety and Environmental controls, power alternatives and general site layout configurations. Upon completion of these assessments, the Company plans to release an updated mineral resource estimate and final feasibility study for the Fekola Project in the second quarter of 2015.

West Africa Health Update

Although West Africa’s Ebola epidemic is not affecting any of the Company’s operations/sites, as a precautionary measure, the Company has developed internal guidelines and policies “Ebola Virus Alert, Preparedness and Response Guidelines” (“Guidelines”) that describe the measures to be implemented at its operations/sites. These Guidelines include requirements for internal and external communication; training and preparedness; worker, contractor, and visitor past travel and site screening; hygiene; personal protective equipment; local and regional health monitoring; patient isolation; and escalation of mitigation measures; among others. These Guidelines are currently being implemented at all of the Company’s operations/sites worldwide. In addition, the Company is continuously reviewing its measures and preparedness with respect to changes in the spread of the Ebola virus to ensure that it continues to protect the health and safety of its workers and its operations.

Other

B2Gold announces that Mr. Michael Carrick has resigned from the Board of Directors of B2Gold, effective November 12, 2014. The Board and management of B2Gold would like to thank Mike for his time and dedication to B2Gold and wish him well in his future business ventures.

Outlook

Despite the current challenging gold price environment, the Company is projecting record years of gold production in both 2014 and 2015. Company-wide production in 2014 from the Masbate, Libertad and Limon Mines is expected to be in the range of 380,000 to 385,000 ounces of gold with consolidated cash operating costs of $667 to $695 per ounce (the Company’s previous guidance for 2014 had been 395,000 to 420,000 ounces of gold). The Company is expecting to complete the year with a strong fourth quarter. Year-to-date, consolidated cash operating costs per ounce are tracking within the Company’s full-year 2014 guidance range. With the first full year of gold production from the Otjikoto gold project in Namibia scheduled for 2015, the Company is projecting 2015 gold production of approximately 500,000 to 540,000 ounces, based on current assumptions.

With the recent acquisition of Papillon, the operations team is focusing on completing an updated feasibility study to confirm optimal mine size and mill configuration for the Fekola Project. The Company is currently assessing the additional funding that will be required for the construction of Fekola and expects that any additional financing requirements beyond existing facilities and operating cash flows will be met from a variety of financing sources given the Company’s strong balance sheet, historical strong  operating performance and successful financing track record. The Company is committed to advancing the Fekola Project and expects that a significant portion of its Otjikoto construction team would provide the core construction team for Fekola. Based on current assumptions, the Fekola Project has the potential to increase the Company’s annual gold production by approximately 300,000 ounces per year.

Due to its strong cash position and cash flow from operations, the Company will finish 2014 with a strong cash balance. In 2015, the Company’s cash from operations will increase significantly due to gold production from the low-cost Otjikoto Mine. In light of the current decline in the gold price, the Company continues to take steps at its operations and head office to preserve capital through cost reduction measures and review of the timing and extent of capital expenditures. In addition, the Company is currently preparing its 2015 budget for its mining operations, with a continued focus on cost management and control of discretionary expenditures.

Looking ahead to next year, B2Gold has a strong portfolio of mining operations which will be significantly strengthened when Otjikoto comes on line in 2015. The Company is well positioned to continue significant growth through the development of the high-quality Fekola Project. With its proven technical team, strong financial position and access to capital, the Company will continue to utilize its model of growth through acquisitions and exploration, building a responsible, profitable, growth oriented, sustainable intermediate gold producer.

Qualified Person

Tom Garagan, P. Geo, is a Qualified Person as defined under National Instrument 43-101, Standards of Disclosure for Mineral Projects. All of the scientific and technical disclosures contained in this press release was reviewed and approved by Tom Garagan.

Third Quarter 2014 Financial Results - Conference Call Details

B2Gold Corp. will release its third quarter results before the North American markets open on Friday, November 14, 2014.

B2Gold executives will host a conference call to discuss the results on Friday, November 14, 2014 at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at 416-340-2216 or toll free at 866-223-7781, prior to the scheduled start time or, you may listen to the call via webcast by clicking: http://www.investorcalendar.com/IC/CEPage.asp?ID=173364. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free 800-408-3053 (passcode: 3424187).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer
For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance, statements regarding drilling, construction, maintenance, production and other activities on the Company’s properties, anticipated technical reports and feasibility studies, future production, the potential for expansion or recategorization of resources and reserves, the potential for expansion of production capacity, projected capital investments and exploration, requirements for and sources of financing for expansion projects, the completion of the Otjikoto mine, the potential expansion of the Masbate mill, the decision to proceed with the development of, the potential completion of, and production from, the Fekola gold project. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; the uncertainty associated with pre-feasibility studies, which do not purport to establish the legal or commercial viability of mineral deposits; volatility of metal prices; risks of exploration, development and mining; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities, adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; the business of B2Gold and Papillon not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the acquisition of Papillon; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation; as well as other factors identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7.  In particular, NI 43-101 permits companies to use the term “resources”, which are not “reserves”. U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves” by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC.  Investors are specifically cautioned not to assume that any part or all of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into SEC defined mineral reserves. Further, while NI 43-101 permits companies to disclose economic projections contained in pre-feasibility studies, which are not based on “reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves”. In addition, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly.  Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  As a result, reserves disclosed by the Company may not qualify for reserves as defined in the SEC’s Industry Guide 7. For the above reasons, information contained in this press release that describes the Company’s or Papillon’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)
	For the three months ended Sept. 30, 2014	For the three months ended Sept. 30, 2013	For the nine months ended Sept. 30, 2014	For the nine months ended Sept. 30, 2013

Gold revenue	$114,924	$128,730	$364,202	$406,218

Cost of sales

Production costs	(66,311)	(61,782)	(194,545)	(195,555)
Depreciation and depletion	(29,020)	(21,190)	(82,710)	(54,327)
Royalties and production taxes	(3,671)	(4,520)	(11,957)	(12,559)
Inventory fair value adjustments on CGA acquisition	-	-	-	(32,869)

Total cost of sales	(99,002)	(87,492)	(289,212)	(295,310)

Gross profit	15,922	41,238	74,990	110,908

General and administrative	(7,604)	(6,656)	(28,020)	(23,945)
Share-based payments	(2,712)	(4,656)	(13,440)	(13,641)
Foreign exchange losses	(1,784)	(223)	(450)	(1,656)
Write-off of mineral property interests	(364)	(9,564)	(364)	(9,564)
CGA acquisition costs	-	-	-	(5,859)
Gain on sale of Brucejack royalty	-	-	-	44,496
Other	(2,468)	(782)	(2,455)	(3,088)
Impairment of goodwill and other long-lived assets	(298,397)	-	(298,397)	-

Operating (loss) income	(297,407)	19,357	(268,136)	97,651

Gain (loss) on fair value of convertible notes	31,522	8,633	(11,173)	8,633
Community relations	(3,034)	(1,431)	(5,796)	(4,728)
Interest and financing expense	(1,675)	(1,813)	(4,418)	(3,943)
Realized losses on derivative instruments	(389)	(2,046)	(1,273)	(3,241)
Unrealized gains (losses) on derivative instruments	995	784	1,942	(5,665)
Write-down of long-term investments	-	-	(3,007)	(18,481)
Convertible notes transaction costs	-	(9,026)	-	(9,026)
Other	352	(37)	1,432	(281)

(Loss) income before taxes	(269,636)	14,421	(290,429)	60,919

Current income tax, withholding and other taxes	(3,562)	(6,742)	(18,946)	(16,358)
Deferred income tax (expense) recovery	(930)	270	(260)	(3,478)

Net (loss) income for the period	$(274,128)	$7,949	$(309,635)	$41,083

Attributable to:
Shareholders of the Company	$(274,096)	$7,949	$(309,648)	$41,083
Non-controlling interests	(32)	-	13	-

Net (loss) income for the period	$(274,128)	$7,949	$(309,635)	$41,083

(Loss) earnings per share (attributable to shareholders of the Company)
Basic	$(0.39)	$0.01	$(0.45)	$0.07
Diluted	$(0.39)	$0.00	$(0.45)	$0.05

Weighted average number of common shares outstanding (in thousands)
Basic	700,755	647,787	682,516	631,128
Diluted	700,755	679,159	682,516	644,398

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)
	For the three months ended Sept. 30, 2014	For the three months ended Sept. 30, 2013	For the nine months ended Sept. 30, 2014	For the nine months ended Sept. 30, 2013

Operating activities
Net (loss) income for the period	$(274,128)	$7,949	$(309,635)	$41,083
Mine restoration provisions settled	(345)	(210)	(954)	(804)
Non-cash charges	301,456	25,366	410,750	74,238

Cash provided by operating activities before changes in non-cash working capital	26,983	33,105	100,161	114,517

Changes in non-cash working capital	9,269	3,503	(13,054)	835
Changes in long-term value added tax receivables	(3,069)	(1,154)	(11,971)	(5,877)

Cash provided by operating activities	33,183	35,454	75,136	109,475

Financing activities
Revolving credit facilities, net drawdowns and transaction costs	48,767	(269)	73,767	45,952
Convertible notes, net of transaction costs	-	249,724	-	249,724
Otjikoto equipment loan facility, drawdowns net of transaction costs	(22)	-	19,689	-
Repayment of Otjikoto equipment loan facility	(1,522)	-	(3,927)	-
Payment of finance lease obligations	-	(2,082)	(16,017)	(5,946)
Repayment of Libertad equipment loan	(274)	(152)	(651)	(302)
Masbate project loan repayments	-	-	-	(18,524)
Common shares issued for cash	967	415	2,763	2,369
Restricted cash movement	44	-	(3,025)	9,000
Interest and commitment fees paid	(5,223)	(859)	(12,460)	(2,159)
Common shares issued by subsidiary to EVI for cash	-	5,095	-	5,095

Cash provided by financing activities	42,737	251,872	60,139	285,209

Investing activities
Expenditures on mining interests:
Otjikoto, mine construction	(29,755)	(17,900)	(118,787)	(60,775)
Otjikoto, mobile mine equipment	(623)	(18,330)	(7,596)	(41,223)
Otjikoto, power plant	(191)	(15,545)	(3,243)	(15,545)
Otjikoto, prestripping	(4,600)	(4,072)	(9,239)	(4,072)
Otjikoto, expansion	(1,114)	-	(1,114)	-
Gramalote, prefeasibility and exploration	(2,907)	(11,536)	(11,043)	(44,081)
Masbate Mine, development and sustaining capital	(6,564)	(10,033)	(32,499)	(20,846)
Libertad Mine, development and sustaining capital	(4,106)	(2,344)	(20,043)	(14,449)
Libertad Mine, Jabali development	(1,496)	(3,176)	(3,878)	(11,303)
Limon Mine, development and sustaining capital	(3,134)	(4,543)	(13,320)	(12,529)
Other exploration and development	(8,337)	(6,508)	(24,790)	(22,315)
Cash received for EVI preference shares	-	-	5,487	-
Purchase of EVI preference shares	-	-	-	(6,458)
Loan to EVI	-	(5,000)	-	(5,000)
Cash acquired on Papillon acquisition	32,189	-	32,189	-
Cash acquired on CGA acquisition	-	-		56,088
CGA acquisition costs paid	-	-	-	(16,012)
Cash proceeds from sale of Brucejack royalty	-	-	-	44,496
Purchase of long-term investments	(958)	-	(1,694)	(3,997)
Other	(92)	(248)	605	(865)

Cash used by investing activities	(31,688)	(99,235)	(208,965)	(178,886)

Increase (decrease) in cash and cash equivalents	44,232	188,091	(73,690)	215,798

Cash and cash equivalents, beginning of period	134,814	95,656	252,736	67,949

Cash and cash equivalents, end of period	$179,046	$283,747	$179,046	$283,747

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)
	As at	As at
	Sept. 30,	Dec. 31,
	2014	2013

Assets
Current
Cash and cash equivalents	$179,046	$252,736
Accounts receivable and prepaids	14,926	26,273
Value-added and other tax receivables	20,965	19,823
Inventories	82,931	75,665

	297,868	374,497

Long-term investments	25,380	20,769

Value-added tax receivables	36,237	28,875

Mining interests
-Owned by subsidiaries	2,155,278	1,517,277
-Investments in joint ventures	64,942	150,168

Goodwill	-	202,070

Other assets	19,620	16,070

	$2,599,325	$2,309,726

Liabilities
Current
Accounts payable and accrued liabilities	$58,081	$65,812
Current taxes payable	13,279	15,658
Current portion of long-term debt	8,277	12,965
Current portion of unrealized fair value of derivative instruments	798	2,563
Current portion of mine restoration provisions	1,332	1,351
Other	481	472

	82,248	98,821

Unrealized fair value of derivative instruments	-	205

Long-term debt	390,119	300,447

Mine restoration provisions	45,409	45,449

Deferred income taxes	187,957	186,811

Employee benefits obligation	5,542	6,626

	711,275	638,359

Equity
Shareholders’ equity

Share capital

Issued: 680,221,227 common shares (Dec 31, 2013 – 674,719,721)	1,534,093	1,519,217

Papillon consideration	484,277	-

Contributed surplus	56,406	52,333

Accumulated other comprehensive loss	(59,935)	(40,539)

Retained earnings (deficit)	(177,008)	132,640

	1,837,833	1,663,651

Non-controlling interests	50,217	7,716

	1,888,050	1,671,367

	$2,599,325	$2,309,726

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)
	2014

	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2013	674,720	$1,519,217	$52,333	$(40,539)	$132,640	$7,716	$1,671,367

Jan. 1, 2014 to Sept. 30, 2014:
Net loss for the period	-	-	-	-	(309,648)	13	(309,635)
Shares to be issued for Papillon acquisition	-	484,277	-	-	-	-	484,277
Non-controlling interest acquired	-	-		-	-	45,348	45,348
Cumulative translation adjustment	-	-	-	(22,422)	-	(2,860)	(25,282)
Unrealized gain on investments	-	-	-	3,026	-	-	3,026
Shares issued on exercise of stock options	2,886	2,763	-	-	-	-	2,763
Shares issued on vesting of RSU	2,615	8,114	(8,114)	-	-	-	-
Shares issued from incentive plan	-	15	-	-	-	-	15
Share based payments	-	-	16,171	-	-	-	16,171
Transfer to share capital on exercise of stock options and incentive plan	-	3,984	(3,984)	-	-	-	-

Balance at Sept. 30, 2014	680,221	$2,018,370	$56,406	$(59,935)	$(177,008)	$50,217	$1,888,050

	2013

	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2012	393,308	$468,550	$35,383	$(6,793)	$62,807	$6,372	$566,319

Jan. 1, 2013 to Sept. 30, 2013:
Net income for the period	-	-	-	-	41,083	-	41,083
Shares issued for CGA Mining acquisition	251,973	984,870	-	-	-	-	984,870
Exercise of EVI option for 2%	-	-	-	-	2,530	2,565	5,095
Cumulative translation adjustment	-	-	-	(25,207)	-	(986)	(26,193)
Reclassify unrealized loss on investment from AOCL to income statement	-	-	-	4,545	-	-	4,545
Unrealized loss on investments	-	-	-	(1,314)	-	-	(1,314)
Shares issued on exercise of stock options	1,600	2,369	-	-	-	-	2,369
Shares issued on vesting of RSU	1,987	6,289	(6,289)	-	-	-	-
Shares issued to EVI	2,513	7,600	-	-	-	-	7,600
Share based payments	-	-	17,408	-	-	-	17,408
Tax benefit related to share issue costs	-	1,972	-	-	-	-	1,972
Transfer to share capital on exercise of stock options	-	1,121	(1,121)	-	-	-	-

Balance at Sept. 30, 2013	651,381	$1,472,771	$45,381	$(28,769)	$106,420	$7,951	$1,603,754